

07002403

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52030

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2007 WASH, D.C. 210

FACING PACE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pritchard Capital Partners, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
100480
FIRM ID. NO.

2001 Lakeshore Dr.
(No. and Street)

Mandeville	LA	70448
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Giustiniano — 985-809-7000 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, Sehrt, Romig & Hand
(Name- *if individual, state last, first, middle name*)

110 Veterans Blvd., Suite 200	Metairie	LA	70005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Sec 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Todd Giustiniano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pritchard Capital Partners, LLC as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Todd Giustiniano
Signature

CFO
Title

Notary Public
Stephen A. Landry, N.P.
Parish of Orleans
State of Louisiana
BR# 21657

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRITCHARD CAPITAL PARTNERS, LLC

December 31, 2006

Audit of Financial Statements

December 31, 2006

CONTENTS

Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Members' Equity	4
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 10
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts	12
Independent Auditor's Report on Internal Control	13 - 14


LSRH

LAPORTE SEHRT
ROMIG HAND
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Managers
Pritchard Capital Partners, LLC

Independent Auditor's Report

We have audited the accompanying statement of financial condition of **Pritchard Capital Partners, LLC** as of December 31, 2006, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows, for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Pritchard Capital Partners, LLC** as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaPorte Sehrt Romig Hand
A Professional Accounting Corporation

Metairie, LA
February 26, 2007

110 VETERANS MEMORIAL BOULEVARD, SUITE 200, METAIRIE, LA 70005-4958 • 504.835.5522 • FAX 504.835.5535
5100 VILLAGE WALK, SUITE 202, COVINGTON, LA 70433-4012 • 985.892.5850 • FAX 985.892.5956
WWW.LAPORTE.COM

PRITCHARD CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash	$ 1,382,667
Compensating Balance Held at Clearing Organization	100,000
Receivable from Brokers or Dealers	1,183,153
Receivable from Related Parties	85,004
Note Receivable from Related Party	175,656
Trading Securities, at Fair Value	51,615
Securities Not Readily Marketable, at Estimated Fair Value	103,840
Furniture, Equipment, and Leasehold Improvements at Cost, Less Accumulated Depreciation and Amortization of $247,710	780,307
Other Assets	136,675
	$ 3,998,917

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts Payable	$ 235,541
Accrued Expenses	899,623
Payable to Related Parties	277,461
Total Liabilities	1,412,625
MEMBERS' EQUITY	
Members' Units, No Par Value, 200 Units Authorized, 100 Units Issued and Outstanding	2,586,292
	$ 3,998,917

The accompanying notes are an integral part of these financial statements.

PRITCHARD CAPITAL PARTNERS, LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2006

REVENUES	
Commission Income	$ 11,463,503
Selling Concessions	1,487,035
Placement Fees	5,685,277
Research Services	513,705
Interest Income	18,166
Other Income	120
Total Revenues	19,167,806
EXPENSES	
Employee Compensation and Benefits	11,074,291
Other Operating and General and Administrative Expenses	1,983,018
Brokerage Commissions and Fees	1,765,906
Principal Transactions	862,184
Occupancy	808,376
Research and Market Services	197,751
Regulatory Fees and Expenses	59,335
Total Expenses	16,750,861
NET INCOME	$ 2,416,945

The accompanying notes are an integral part of these financial statements.

PRITCHARD CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2006

BALANCE - DECEMBER 31, 2005	$ 4,158,347
Net Income for 2006	2,416,945
Distributions to Parent	(3,989,000)
BALANCE - DECEMBER 31, 2006	$ 2,586,292

The accompanying notes are an integral part of these financial statements.

PRITCHARD CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2006

Subordinated Liabilities - Beginning of Year	$ -
Increases	-
Decreases	-
Subordinated Liabilities - End of Year	$ -

The accompanying notes are an integral part of these financial statements.

PRITCHARD CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

OPERATING ACTIVITIES	
Net Income	$ 2,416,945
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	87,271
Decrease in Receivable from Customers and Others	32,104
Increase in Receivable from Brokers or Dealers	(405,056)
Increase in Receivable from Related Parties	(63,460)
Decreases in Securities Owned	758,123
Increase in Other Assets	(9,354)
Decrease in Accounts Payable	(33,958)
Increase in Accrued Expenses	446,672
Decrease in Related Party Payable	(452,778)
Net Cash Provided by Operating Activities	2,776,509
INVESTING ACTIVITIES	
Purchases of Furniture and Equipment	(139,989)
Net Disbursement on Note Receivable - Related Party	(25,299)
Decrease in Deposits	6,614
Net Cash Used in Investing Activities	(158,674)
FINANCING ACTIVITIES	
Distributions to Members	(3,989,000)
Net Cash Used in Financing Activities	(3,989,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,371,165)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	2,853,832
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 1,482,667

The accompanying notes are an integral part of these financial statements.

PRITCHARD CAPITAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS OF THE COMPANY

Pritchard Capital Partners, LLC (Company) is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company performs as an introducing broker and provides investment banking and investment advisory services. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

The Company is a Louisiana limited liability company that is a wholly-owned subsidiary of Pritchard Capital Holding, LLC (Parent).

FURNITURE AND EQUIPMENT

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. Depreciation charged to operations amounted to $87,271 for the year ended December 31, 2006.

INCOME TAXES

The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its members.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECEIVABLES FROM CUSTOMERS

Receivables are carried at original invoice amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2006, there was no allowance for doubtful accounts.

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INVESTMENT SECURITIES

Marketable securities held for trading are valued at market value and securities not readily marketable are valued at fair value as determined by Management. The resulting difference between cost and market (or fair value) is included in income.

SECURITIES TRANSACTIONS

Securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on the settlement date basis. Use of the settlement date, rather than the trade date, as required by accounting principles generally accepted in the United States of America, does not materially affect the reported financial position of the Company. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

NOTE B

RECEIVABLE FROM BROKERS AND DEALERS

Accounts receivable from brokers or dealers represents uncollected commissions and fees due from other brokers and/or clearing organizations.

NOTE C

AGREEMENTS WITH CLEARING ORGANIZATIONS

The Company utilizes Jefferies and Company, Inc. as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $100,000. At December 31, 2006, $100,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the greater of the amount required by the SEC net capital rules applicable to a correspondent introducing broker or $100,000. At December 31, 2006, the Company had net capital of $1,247,683, which was $1,147,683 in excess of its required net capital of $100,000.

PRITCHARD CAPITAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE D

COMMITMENTS AND CONTINGENCIES

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At December 31, 2006, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

The Company leases office space under leases expiring in 2011. Future minimum lease payments under these operating leases are as follows:

2007	$ 408,214
2008	399,370
2009	291,796
2010	284,295
2011	165,368
	$ 1,549,043

Rent expense totaled $448,245 for the year ended December 31, 2006.

NOTE E

RELATED PARTY TRANSACTIONS

The Company is managed by its Parent, Pritchard Capital Holding, LLC. Management fees paid to Pritchard Capital Holding, LLC for the year ended December 31, 2006, totaled $114,000.

Receivables from related parties include advances to employees of the Company and Members of the Company's Parent, and expenses to be reimbursed from the Parent. Payables to related parties include commissions and bonuses payable due to Members of the Company's Parent and rent due to a related party. Notes receivable from related party consists of an unsecured note due from a Member of the Company's Parent, payable in three annual installments of principal and interest of $92,461 on August 15, 2005-7, bearing interest at 2.37%.

The Company leases office space, for $10,000 monthly, from an affiliated company under an operating lease expiring January 31, 2009. Maturities of this lease are included in Note D. The lease contains two five-year renewal options, with lease payments tied to the Consumer Price Index. Rent expense paid to affiliate, included in the amount disclosed in Note D, totaled $120,135 for the year ended December 31, 2006.

NOTE F

EMPLOYEE BENEFIT PLAN

A 401(k) employee benefit plan was adopted in 2003, that covers substantially all employees. The Company matches a portion of employee contributions pursuant to the plan. Company matching contributions of $0 were charged to operations for the year ended December 31, 2006.

NOTE G

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $1,247,683, which was $1,147,683 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 1.13 to 1 at December 31, 2006.

PRITCHARD CAPITAL PARTNERS, LLC
SUPPLEMENTARY INFORMATION
December 31, 2006

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total Members' Equity	$ 2,586,292
Deductions and/or Charges	
Non-Allowable Investments	(103,840)
Non-Allowable Fixed Assets	(780,307)
Receivables Not Held in Control Accounts	(310,045)
Other Assets	(136,675)
Other Deductions or Charges	-
Net Capital Before Haircuts on Securities Positions	1,255,425
Haircuts on Securities	(7,742)
Net Capital	$ 1,247,683
AGGREGATE INDEBTEDNESS	$ 1,412,625
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net Capital Required	$ 100,000
Excess of Net Capital	$ 1,147,683
Excess Net Capital at 1,000%	$ 1,106,421
Ratio: Aggregate Indebtedness to Net Capital	1.13 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
(Included in Part II of Form X-17A-5 as of December 31)	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 1,247,683
Other Adjustments	-
Net Capital Per Above	$ 1,247,683

PRITCHARD CAPITAL PARTNERS, LLC
SUPPLEMENTARY INFORMATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Pritchard Capital Partners, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as **Pritchard Capital Partners, LLC** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2006, **Pritchard Capital Partners, LLC** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Pritchard Capital Partners, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as **Pritchard Capital Partners, LLC** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2006, **Pritchard Capital Partners, LLC** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

Pritchard Capital Partners, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as **Pritchard Capital Partners, LLC** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2006, **Pritchard Capital Partners, LLC** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.



LaPorte Sehrt
Romig Hand
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Managers
Pritchard Capital Partners, LLC

Independent Auditor's Report on Internal Control

In planning and performing our audit of the financial statements of **Pritchard Capital Partners, LLC** for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by **Pritchard Capital Partners, LLC**, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 • 504.835.5522 • Fax 504.835.5535
5100 Village Walk, Suite 202, Covington, LA 70433-4012 • 985.892.5850 • Fax 985.892.5956
www.laporte.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LaPorte Sehrt Romig Hand

A Professional Accounting Corporation

Metairie, LA
February 26, 2007

END